

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 14, 2016

Brian Hinchley
Chief Executive and Chief Financial Officer
Table Trac, Inc.
6101 Baker Road, Suite 206
Minnetonka, Minnesota 55345

> **Re: Table Trac, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-32987**

Dear Mr. Hinchley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Branch Chief
Office of Transportation and Leisure